                                                                      EXHIBIT 99

                                  RISK FACTORS

     Holders of Penford common stock should be aware that the Distribution and ownership of Common Stock involve certain risks, including those described below, which could adversely affect the value of their holdings. Neither Penford nor the Company makes, nor is any other person authorized to make, any representations as to the future market value of the Common Stock.

CERTAIN RISKS AND LITIGATION RELATING TO NIFEDIPINE XL

     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Nifedipine XL is the first product using the Company's TIMERx controlled release technology for which an ANDA has been filed in the United States.

     In an ANDA filing, the FDA generally requires data demonstrating that the drug formulation is bioequivalent to the branded drug. In addition, under the Drug Price Competition and Patent Restoration Act of 1984 (the "Waxman-Hatch Act"), when an applicant files an ANDA for a generic version of a brand name product covered by an unexpired patent listed with the FDA, the applicant must certify to the FDA that such patent will not be infringed by the applicant's product or that such patent is invalid or unenforceable. Notice of such certification must be given to the patent owner and the sponsor of the New Drug Application ("NDA") for the brand name product.

     Bayer AG ("Bayer") and ALZA Corporation ("ALZA") own patents listed for Procardia XL, and Pfizer Inc. ("Pfizer") is the sponsor of the NDA and markets the product. In connection with the ANDA filing, Mylan certified in May 1997 to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Nifedipine XL infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. If the litigation results in a determination that Nifedipine XL infringes Bayer's patent, Nifedipine XL could not be marketed in the United States until such patent expired. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.

     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to the law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company intervened as defendants in this suit. In April 1998, the District Court of the District of Columbia rejected Pfizer's claim, and in May 1998, Pfizer appealed the District Court's decision. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome in this litigation adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to continue the ANDA or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced

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

branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Pfizer will not pursue additional regulatory initiatives and lawsuits with respect to Procardia XL and Nifedipine XL.

     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products that are covered by one or more patents. The Company expects its collaborators will file ANDAs for such product candidates. There can be no assurance that if ANDAs are filed for any of such products, the owners of the patents covering the brand name product or the sponsors of the NDA with respect to the brand name product will not sue or undertake regulatory initiatives to preserve marketing exclusivity. Any significant delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company or its collaborators are successful, could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to filing an ANDA with respect to the 30 mg dosage strength of Nifedipine XL, Mylan is conducting full scale bioequivalence studies of the 60 mg and 90 mg dosage strengths of Nifedipine XL. There can be no assurance, however, that Mylan will file ANDAs with respect to the 60 mg and 90 mg dosage strengths or that these formulations would be otherwise approvable by the FDA. The Company is aware that Biovail Corporation International ("Biovail") has filed an ANDA with respect to a 60 mg dosage strength generic version of Procardia XL. Under the Waxman-Hatch Act, an applicant who files the first ANDA with a certification of patent invalidity or non-infringement with respect to a product may be entitled to receive, if such ANDA is approved by the FDA, a 180-day marketing exclusivity (a 180-day delay in approval of other ANDAs for the same drug) from the FDA. There can be no assurance that the FDA will not approve Biovail's ANDA or another ANDA filed by another applicant with respect to a different dosage strength prior to or during Mylan's 180-day marketing exclusivity period, if obtained, for the 30 mg dosage strength of Nifedipine XL. See "Business -- Government Regulation" and "-- Litigation."

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company intends to develop and commercialize its TIMERx controlled release products in collaboration with pharmaceutical companies. To date, the Company has entered into collaborative agreements with Mylan, Leiras, Kremers, Sanofi, Synthelabo and Endo. The Company is particularly dependent on its collaboration with Mylan, which covers three of the Company's products under development. Under its current collaborative agreements, the Company's collaborators are generally responsible for conducting full scale bioequivalence studies and clinical trials, preparing and submitting all regulatory applications and submissions and manufacturing, marketing and selling the TIMERx controlled release products.

     There can be no assurance that the Company will be able to maintain existing collaborative arrangements or establish new collaborative arrangements on acceptable terms, if at all, or that any collaborative arrangements will be commercially successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. Moreover, the Company has limited or no experience in conducting full scale bioequivalence studies and clinical trials, preparing and submitting regulatory applications and manufacturing and marketing controlled release products. There can be no assurance that it could be successful in performing these activities and any failure to perform such activities could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot control the amount and timing of resources that its collaborative partners devote to the Company's programs or potential products, which may vary because of factors unrelated to the potential products. If any of the Company's collaborators breach or terminate their agreements with the Company or


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

otherwise fail to conduct their collaborative activities in a timely manner, the preclinical and/or clinical development and/or commercialization of product candidates will be delayed, and the Company would be required to devote additional resources to product development and commercialization or terminate certain development programs. Also, these relationships generally may be terminated at the discretion of the Company's collaborators, in some cases with only limited notice to the Company. For instance, Mylan may terminate its agreements with the Company at any time upon 90 days prior written notice under specified circumstances. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the development or commercialization of product candidates or could result in litigation or arbitration, which could be time consuming and expensive and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the Company's collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's potential products. Competing products of the Company's collaborators may result in their withdrawal of support with respect to their products under development using the Company's controlled release technology, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Collaborative Arrangements."

UNCERTAINTY OF COMMERCIALIZATION OF TIMERX CONTROLLED RELEASE PRODUCTS

     Products using the Company's TIMERx controlled release technology are in various stages of development. Except for Cystrin CR, which is being marketed in Finland, none of the Company's TIMERx controlled release products have been commercialized, and the period required to achieve commercialization is uncertain and may be lengthy, if commercialization is achieved at all. Although in May 1997, Mylan filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, no regulatory approval to market Nifedipine XL has been received, and there can be no assurance as to when or if regulatory approval will be received. Moreover, other than Cystrin CR and Ditropan CR which received regulatory approval for commercial sale in the Netherlands, Austria and Ireland in June 1998, no product based on TIMERx technology has ever received regulatory approval for commercial sale, and there can be no assurance that the results from bioequivalence studies or clinical trials will justify such regulatory approval. Substantially all the revenues from controlled release products generated to date have been milestone fees received for products under development. There can be no assurance that the Company's controlled release product development efforts will be successfully completed, that required regulatory approvals will be obtained or that approved products will be successfully manufactured or marketed. See "Business -- TIMERx Product Development," "-- Collaborative Arrangements" and "-- Government Regulation."

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company incurred net losses of approximately $3.3 million, $3.9 million and $7.3 million during 1995, 1996 and 1997, respectively, and $832,000 and $2.0 million during the three months ended March 31, 1997 and 1998, respectively. As of March 31, 1998, the Company's accumulated deficit was approximately $21.7 million. The Company expects net losses to continue at least into late 1999. A substantial portion of the Company's revenues have been generated from the sales of the Company's pharmaceutical excipients. The Company's future profitability will depend on several factors, including the successful commercialization by the Company and its collaborators of the controlled release products for which regulatory approval currently is pending or has recently been obtained, the completion of the development of other pharmaceuticals using the Company's TIMERx controlled release technology and, to a lesser extent, an increase in sales of its pharmaceutical excipient products. There can be no assurance that the Company will achieve profitability or that it will be able to sustain any profitability on a quarterly basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

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

INTENSE COMPETITION; RISK OF TECHNOLOGICAL CHANGE

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing, legal and other resources than the Company and certain of its collaborators. The Company expects that it will be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that engage in the development of controlled release technologies. The Company's TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's oral osmotic pump (OROS(R)) technology, multiparticulate systems marketed by Elan Corporation, plc ("Elan") and Biovail, traditional matrix systems marketed by SkyePharma, plc and other controlled release technologies marketed and under development by Andrx Corporation, among others.

     The Company initially is concentrating a significant portion of its development efforts on generic versions of controlled release pharmaceuticals. Typically, selling prices of immediate release drugs have declined and profit margins have narrowed after generic equivalents of such drugs are first introduced and the number of competitive products has increased. Similarly, the success of generic versions of controlled release products based on the Company's TIMERx technology will depend, in large part, on the intensity of competition from currently marketed drugs and technologies that compete with the branded controlled release pharmaceuticals, as well as the timing of product approvals. Competition may also arise from therapeutic products that are functionally equivalent but produced by other methods. In addition, under several of the Company's collaborative arrangements, the payments due to the Company with respect to the controlled release products covered by such collaborative arrangements will be reduced in the event that there are competing generic controlled release versions of such products.

     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be more able to bring and defend any such litigation. See "Business -- Litigation."

     In its excipients business, the Company competes with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. The Company's principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

     The pharmaceutical industry is characterized by rapid and substantial technological change. There can be no assurance that any products incorporating TIMERx technology will not be rendered obsolete or non-competitive by new drugs, treatments or cures for the medical conditions the TIMERx-based products are addressing. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company anticipates that its existing capital resources, together with the funds available under the Credit Facility and internally generated funds, will enable it to maintain currently planned operations through at least 1999. However, this expectation is based on the Company's current operating plan, which could change as a result of many factors, and the Company could require additional funding sooner than anticipated. The Company's requirements for additional capital could be substantial and will depend on many factors, including the timing and amount of payments received under existing and possible future collaborative agreements; the structure of any future collaborative or development agreements; the progress of the Company's collaborative and independent development projects; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; and the development of manufacturing, marketing and sales capabilities. Upon the Distribution Date, the Company will have no committed sources of capital other than the Credit Facility. There can be no assurance that the Company will be able to access the Credit Facility at such times as it desires or needs


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capital. The Credit Facility contains a number of non-financial covenants that are applicable to Penwest. Any breach of these covenants by the Company would constitute a default by the Company under the Credit Facility. In addition, the Credit Facility provides that a breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility (which will continue for a period ending August 31, 2000) or the occurrence of an event of default under any credit agreement with Penford under which the lender is either the sole or a participating lender would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources."

     To the extent capital resources are insufficient to meet future requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, if at all. The Credit Facility restricts the incurrence of additional indebtedness by the Company and provides that the maximum amount available to Penwest under the Credit Facility (initially $15.0 million) will be reduced by the amount of any net proceeds from any financing conducted by the Company and that the Company will repay any outstanding amounts under the Credit Facility in excess of the new maximum amount. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be unable to comply with its obligations under its collaborative agreements, which could result in the termination of such collaborative agreements. In addition, the Company may be required to curtail operations significantly or to obtain funds through entering into collaboration agreements on unfavorable terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATING TO PATENTS AND PROPRIETARY RIGHTS

     The Company believes that patent and trade secret protection of its drug delivery technologies is important to its business and that its success will depend, in part, on its ability to maintain existing patent protection, obtain additional patents, maintain trade secret protection and operate without infringing on the rights of others. The Company has been issued 23 U.S. patents and 42 foreign patents and three U.S. patent applications have been allowed relating to its controlled release drug delivery and excipient technologies. In addition, the Company has filed 11 U.S. patent applications and corresponding foreign patent applications relating to its controlled release drug delivery technology. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of the Company's patents. Furthermore, there can be no assurance that (i) any of the Company's future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) the Company's processes or products will not infringe upon the patents of third parties; or (iv) the Company will have the resources to defend against charges of patent infringement or protect its own patent rights against third parties. The inability of the Company to protect its patent rights or infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition and results of operations.

     Substantial patent litigation exists in the pharmaceutical industry. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx in which case such costs are the responsibility of the Company) are generally the contractual responsibility of the Company's


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collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition and results of operations.

     The Company's collaborator Mylan is involved in patent litigation with respect to Nifedipine XL. For a discussion of such patent litigation, see "Business -- Litigation."

     The Company also relies on trade secrets and proprietary knowledge, which it generally seeks to protect by confidentiality and non- disclosure agreements with employees, consultants, licensees and pharmaceutical companies. There can be no assurance, however, that these agreements have or in all cases will be obtained, that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known by others, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Patents and Proprietary Rights."

GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The development, clinical testing, manufacture, marketing and sale of pharmaceutical products are subject to extensive federal, state and local regulation in the United States. The Company cannot predict the extent to which it may be affected by legislative and regulatory actions and developments concerning various aspects of its operations, its products and the health care field generally. All new prescription drugs must be approved by the FDA before they can be introduced into the market in the United States. These approvals are based on manufacturing, chemistry and control data, as well as safety and efficacy studies and/or bioequivalence studies. The generation of the required data is regulated by the FDA and can be time-consuming and expensive without assurance that the results will be adequate to justify approval.

     After submission of a marketing application, in the form of an NDA or an ANDA, there can be substantial delays in obtaining FDA approval, including the need to generate and submit additional data. Data submitted to the FDA is often susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Also, delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA's requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. While the U.S. Food, Drug and Cosmetic Act provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application (NDA or ANDA). Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than the Company desires and could affect the marketability of products incorporating the Company's controlled release technology.

     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products, which require the filing of ANDAs. Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. The Company is unable to predict at this time whether the FDA will make any changes to its ANDA procedures as a result of such petitions or any future petitions filed by brand name drug manufacturers or the effect that such changes may have on the Company. Any changes in FDA regulations that make ANDA approvals more difficult could have a material adverse effect on the Company's business, financial condition and results of operations.

     The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices ("cGMPs") and to stop shipments of allegedly violative products. Such delays or FDA actions could have a material adverse effect on the Company's business, financial condition and results of operations. The FDA may seek to subject to pre-clearance requirements products currently being marketed without FDA approval, and there can be no assurance that the Company or its third-party manufacturers or collaborators will be able to obtain approval for such products within the time period specified by the FDA.

     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL. There can be no assurance that approvals can be obtained, or be obtained in a timely manner, for such ANDA or for any other applications for regulatory approval that may be filed. See "Business -- Government Regulation."

LIMITED MANUFACTURING CAPABILITY; DEPENDENCE ON SOLE SOURCE SUPPLIERS

     The Company does not have commercial-scale facilities to manufacture its TIMERx material in accordance with cGMP requirements prescribed by the FDA. To date, the Company has relied on a large third-party pharmaceutical company, Boehringer Ingelheim Pharmaceuticals, Inc. ("Boehringer Ingelheim"), for the bulk manufacture of its TIMERx material for delivery to its collaborators under an agreement that expired in June 1998. The Company believes that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing the Company's products. Boehringer Ingelheim has advised the Company that it will continue to manufacture TIMERx material for the Company on the terms set forth in the current agreement until such time as the Company contracts with another manufacturer, but Boehringer Ingelheim is not obligated to continue to manufacture TIMERx material, and there can be no assurance as to how long Boehringer Ingelheim will continue to manufacture TIMERx material. The Company has identified another third-party manufacturer to manufacture TIMERx material and is currently validating such manufacturer's facility and negotiating the terms under which such manufacturer will manufacture TIMERx material for the Company. However, there can be no assurance that the Company will enter into a manufacturing agreement with such manufacturer or as to the terms of such manufacturing agreement. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. There can be no assurance that third parties upon which the Company relies for supply of its TIMERx materials will perform, and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The manufacture of any products by the Company (both TIMERx material and excipients) is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of the Company's products and the Company's business, financial condition and results of operations.

     The Company's TIMERx drug delivery system is a hydrophilic matrix combining primarily two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Most of the Company's excipients are manufactured from wood pulp. Although the Company has qualified alternate suppliers with respect to these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators or to manufacture its excipients, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Manufacturing."

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

RELATIONSHIP WITH PENFORD; CONFLICTS OF INTEREST

     Conflicts of interest may arise between the Company and Penford in a number of areas relating to their past and ongoing relationships, including the manufacture of certain excipients, tax and employee benefit matters, indemnity arrangements and the guaranty by Penford of the Company's indebtedness under the Credit Facility. Although Penford has advised the Company that it does not currently intend to engage in the business of developing, marketing and commercializing drug delivery products except through contractual relationships with the Company, other than the agreement by Penford not to distribute certain products to the pharmaceutical and nutritional industries (excluding food products), there are no contractual or other restrictions on Penford's ability to engage in such activities. Accordingly, circumstances could arise in which Penford would compete with the Company.

     In anticipation of this Distribution, the Company and Penford have entered into a number of agreements, which will become effective on or before the Distribution Date, for the purpose of defining certain relationships between them. As a result of Penford's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiations. Notwithstanding the Tax Allocation Agreement entered into between the Company and Penford, under federal income tax law, each member of a consolidated group for federal income tax purposes is also jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules may apply under state income tax laws. If Penford or members of its consolidated tax group (other than the Company and its subsidiaries) do not comply with the provisions of the Tax Allocation Agreement and the Company is required to make payments in respect of the tax liabilities allocated to Penford thereunder, such payments could adversely affect the business, financial condition and results of operations of the Company.

     The Credit Facility contains a number of non-financial covenants that are applicable to Penwest, including without limitation, restrictions on the incurrence of additional debt and on the payment of dividends. Any breach of these covenants by the Company would constitute a default by the Company under the Credit Facility. In addition, the Credit Facility provides that a breach by Penford of its guarantee of the Company's indebtedness under the Credit Facility (which will continue for a period ending August 31, 2000) or the occurrence of an event of default under any credit agreement with Penford under which the lender is either the sole or a participating lender, including without limitation, an event of default arising from the failure of Penford to satisfy certain financial covenants requiring, among other things, the maintenance of a minimum net worth and of certain financial ratios, would constitute a default by the Company under the Credit Facility. Accordingly, the Company will be substantially dependent on Penford in order to access and maintain the Credit Facility. Any default by the Company under the Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations.

     Three of the seven current directors of the Company are also directors of Penford. Tod R. Hamachek, the Company's Chairman and Chief Executive Officer, has informed the Company that he intends to resign from the Penford Board upon completion of the Distribution, and Paul E. Freiman has informed the Company that he intends to resign from the Penford Board at its next annual meeting of shareholders. N. Stewart Rogers, the Chairman of Penford, will remain on the Penwest Board pursuant to Penford's rights under the Separation and Distribution Agreement. Any directors of the Company who are also directors of Penford may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Penford such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Penford. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to either of such directors in his capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. Mr. Hamachek may also have a conflict of interest as a result of a loan extended to him by Penford. See "Management -- Executive Compensation." In addition, determinations may be made by the Company's Board of Directors, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company. See "Arrangements Between the Company and Penford."

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

NO ASSURANCE OF ADEQUATE THIRD-PARTY REIMBURSEMENT

     The commercialization of the controlled release product candidates under development by the Company and its collaborators depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third party payors, such as health maintenance organizations and managed care organizations. The generic versions of controlled release products being developed by the Company and its collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     Third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals. Cost control initiatives could decrease the price that the Company or any of its collaborators receive for their drugs and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborators, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Moreover, health care reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures that adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. There can be no assurance that changes in health care reimbursement laws or policies will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pricing and Third-Party Reimbursement."

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE

     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. The Company is currently covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. The Company is currently seeking to obtain comparable coverage immediately following the Distribution. However, there can be no assurance that the Company will be able to obtain comparable coverage following the Distribution at a similar cost to the Company. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition and results of operations could be materially adversely affected by the assertion of a product liability claim. See "Business -- Product Liability Insurance."

HAZARDOUS MATERIALS

     The Company's research and development and manufacturing activities involve the controlled use of chemicals and solvents. Although the Company believes that its safety procedures for handling, storing and disposing of such materials and the safety procedures of the third parties who ship such materials for the Company comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for significant damages and any such liability could have a material adverse effect on the Company's business, financial condition and results of operations.

NO PRIOR PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Distribution, there has been no public market for the Penwest Common Stock, although it is expected that a "when-issued" trading market will develop on or about the Record Date. There can be no assurance regarding the prices at which the Common Stock will trade before or after the Distribution Date.

     As a result of the Distribution, all the shares of Common Stock outstanding will be distributed to the shareholders of Penford. Substantially all such shares will be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market following the Distribution. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Distribution or otherwise, could materially adversely affect the market price of the Common Stock.

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on such market price.

ABSENCE OF DIVIDENDS

     The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. The Company is prohibited from paying dividends on the Common Stock under the Credit Facility. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF WASHINGTON LAW, CERTAIN CHARTER PROVISIONS AND RIGHTS AGREEMENT

     The Company's Amended and Restated Articles of Incorporation, as amended, the Company's Amended and Restated Bylaws, certain provisions of the Washington Business Corporation Act and the Rights Agreement contain several provisions that could make more difficult a change of control of Penwest in a transaction not approved by the Board. The Board has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock other than in connection with the Rights Agreement, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibit the Company from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The application of Chapter 23B.19 could have the effect of delaying or preventing a change of control of the Company. The Company's Amended and Restated Articles of Incorporation provide for staggered terms for the members of the Board. The staggered Board and certain other provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Washington Law and Certain Charter and Bylaw Provisions."

RISK OF LOSS OF "TAX-FREE" TREATMENT OF DISTRIBUTION

     Penwest has received a private letter ruling from the IRS to the effect that, among other things, the Distribution qualifies as tax-free under Sections 355 and 368 of the Code and that the receipt of shares of Common Stock in the Distribution will not result in the recognition of income, gain or loss to Penford's shareholders for federal income tax purposes. See "The
Distribution -- Certain Federal Income Tax Consequences of the Distribution." The continuing validity of any such ruling is subject to certain factual representations and assumptions. Neither Penford nor Penwest is aware of any facts or circumstances which should cause such representations and assumptions to be untrue. Although the Tax Allocation Agreement provides that neither Penford nor Penwest is to take any action inconsistent with, nor fail to take any action required by, the private letter ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained, any of the following acts potentially could render the Distribution taxable: (i) the transfer by Penford or Penwest of a material portion of its assets (other than a transfer of assets in the ordinary course of business); (ii) the merger of Penford or Penwest with or into another corporation in a transaction that does not qualify as a tax-free reorganization under Section 368 of the Code; (iii) the discontinuance by Penford or Penwest or a material portion of its historical business activities; (iv) the conversion (or redemption or exchange) of the Common Stock distributed in the Distribution into or for any other stock, security, property, or cash; (v) the issuance of additional shares of stock by Penwest pursuant to negotiations, agreements, plans, or arrangements entered into before the Distribution; (vi) transfers of stock of Penford and/or Penwest by shareholders of sufficient quantity to cause the historic shareholders of Penford not to be considered to have maintained sufficient "continuity of proprietary interest" in one or both of the companies; and (vii) the acquisition of a 50% or greater interest in Penford and/or Penwest pursuant to a plan (or deemed to be pursuant to a plan) in existence on the Distribution Date. If the Distribution were rendered taxable as a result of such an act, then (x) the corporate-level taxable gain would be recognized by the consolidated group of which Penford is the parent (see "The Distribution -- Federal Income Tax Consequences of the Distribution"), (y) each of Penford and Penwest, as a former member of that group, would be severally liable for the corporate-level tax on such gain when such gain becomes taxable under the consolidated return regulations, and (z) except in the case of an acquisition described in clause
(vii) of the preceding sentence, each holder of common stock who received shares of Common Stock in the Distribution would be treated as having received a taxable dividend in an amount equal to the fair market value of the Common Stock received (assuming that Penford had sufficient current or accumulated "earnings and profits"). Penford and Penwest have agreed to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. These indemnification obligations do not extend to shareholders of Penford. See "Arrangements Between the Company and
Penford -- Tax Allocation Agreement."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings, if any, for use in the operation of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future. The Company is prohibited from paying dividends on its Common Stock under the Credit Facility.



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